SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 2)1

Viemed Healthcare, Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

92663R105
(CUSIP Number)
Michael Moore
625 E. Kaliste Saloom Rd.
Lafayette, Louisiana 70508
(337) 504-3802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.			NAMES OF REPORTING PERSONS Michael Moore
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	798,304
	8.	SHARED VOTING POWER	1,722,614
	9.	SOLE DISPOSITIVE POWER	798,304
	10.	SHARED DISPOSITIVE POWER	1,722,614
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,918 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[2]
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
2Assumes 38,756,636 Common Shares of the Company outstanding as of February 15, 2024 based on information provided by the Issuer.

1.			NAMES OF REPORTING PERSONS Moore Faster LLC
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,722,614
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,722,614
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,722,614 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%[3]
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)
3 Assumes 38,756,636 Common Shares of the Company outstanding as of February 15, 2024 based on information provided by the Issuer.

Item 1.        Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D initially filed on February 12, 2021, as amended on May 18, 2023 (collectively, the “Schedule 13D”), and is filed to report changes in the beneficial ownership of Common Shares by Michael Moore. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

a. This Schedule 13D is filed by Michael Moore, a natural person (“Moore”), and Moore Faster LLC, a Louisiana limited liability company (“MF LLC”) (collectively, the “Reporting Persons”).

b.The business address of Moore is 625 E. Kaliste Saloom Rd, Lafayette, Louisiana 70508 and the business address of MF LLC is 625 E. Kaliste Saloom Rd, Lafayette, Louisiana 70508.

c.As of February 15, 2024, Moore is employed as the President by the Issuer, and the principal business of MF LLC is to invest in securities and other assets.

d.During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

f.Moore is a citizen of the United States of America and MF LLC is a Louisiana limited liability company.

Item 4. Identity and Background.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons holds the Shares as reported herein for investment purposes and does not have any specific plans or proposals regarding the Issuer in such Reporting Person’s capacity as a holder of Common Shares. Each of the Reporting Persons does not have any current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)
The percent of class provided for the Reporting Persons is made in accordance with Rule 13d-3(d) of the Securities Act of 1933, as amended (the “Securities Act”) and is based on 38,756,636 Common Shares outstanding as of February 15, 2024 based on information provided by the Issuer. Moore is the beneficial owner of 2,520,918 Common Shares, which amount includes 1,722,614 shares held by MF LLC and 671,962 shares issuable upon the exercise of options that are vested or will vest within 60 days. Moore has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of 798,304 Common Shares. Each of Moore and MF LLC shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 1,722,614 Common Shares. Moore owns 50% of the ownership units in MF LLC and serves as a general manager of MF LLC.

The information provided on the cover pages with respect to the beneficial ownership of Moore is incorporated herein by reference.

(c)	On January 4, 2021, an award of 99,243 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 30,917 Common Shares to satisfy Moore’s tax obligation resulting from the vesting of the 99,243 restricted share units.

On January 4, 2021, an award of 43,513 stock options awards granted to Moore vested.

On January 17, 2021, an award of 121,299 stock options awards granted to Moore vested.

On January 21, 2021, Moore received a grant of 120,584 options to acquire Common Shares under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 17, 2022, an award of 121,299 stock options awards granted to Moore vested.

On January 18, 2022, Moore received a grant of 85,410 options to acquire Common Shares and 56,937 restricted stock units under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 21, 2022, an award of 40,195 stock options awards granted to Moore vested.

On January 17, 2023, Moore received a grant of 80,818 restricted stock units under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

On January 17, 2023, an award of 52,224 stock options awards granted to Moore vested.

On January 18, 2023, an award of 28,470 stock options awards granted to Moore vested and an award of 18,979 restricted share units granted to Moore vested which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 6,767 Common Shares to satisfy Moore’s tax obligation resulting from the vesting of the 18,979 restricted share units.

On January 21, 2023, an award of 40,195 stock options awards granted to Moore vested.

On August 14, 2023, Moore transferred 1,722,614 Common Shares to MF LLC for estate planning purposes.

On January 17, 2024, an award of 26,939 restricted share units granted to Moore vested, which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 9,223 Common Shares to satisfy Moore’s tax obligation resulting from the vesting of the 26,939 restricted share units.

On January 18, 2024, an award of 28,470 stock options awards granted to Moore vested and an award of 18,979 restricted share units granted to Moore vested which entitled Moore with the right to receive one Common Share per restricted stock unit. The Issuer withheld 5,761 Common Shares to satisfy Moore’s tax obligation resulting from the vesting of the 18,979 restricted share units.

On January 21, 2024, an award of 40,195 stock options awards granted to Moore vested.

On January 29, 2024, Moore received a grant of 80,527 restricted stock units under the 2020 Incentive Plan, which award vests in three equal annual installments beginning on the first anniversary of the grant date.

(d) – (e)	Not applicable

Item 7. Material to be Filed as Exhibits.

The following exhibit is added to the exhibits listed in Item 7 of the Schedule 13D:

99.1 Joint Filing Agreement dated as of February 15, 2024 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2024

/s/ Michael Moore
Michael Moore

Moore Faster LLC

/s/ Michael Moore
Michael Moore, General Manager

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the shares of common stock of Viemed Healthcare, Inc. dated as of February 15, 2024 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

/s/ Michael Moore
Michael Moore

Moore Faster LLC

/s/ Michael Moore
Michael Moore, General Manager